
April 17, 2014

Via Email
Mario J. Gabelli
GAMCO Asset Management Inc. et al.
One Corporate Center
Rye, NY 10580

> **Re:** **Griffin Land and Nurseries, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2014 by GAMCO Asset Management, Inc., et al.**
> **File No. 001-12879**

Dear Mr. Gabelli:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Important Notice Regarding the Availability of Proxy Materials…, page 2

1. We noticed that the proxy statement and the proxy card may be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Proposal 1: Election of Directors…, page 7

2. We noticed the statement that, "[o]ther than as stated herein, [ ] there are no arrangements or understandings between GAMCO or any of its affiliates [ ] and any of the Nominees …" Advise us, with a view toward revised disclosure, whether or not any arrangement or understanding exists regarding indemnification or otherwise. Refer to Item 7 of Schedule 14A and Item 401(b) of Regulation S-K.

Mario J. Gabelli
GAMCO Asset Management Inc. et al.
April 17, 2014
Page 2

3. Disclosure has been made regarding the participants' reservation of a right to vote for substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are already aware that the introduction of any substitute nominees would be inconsistent with the registrant's bylaws. To the extent no nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for the proxy holders to vote for substitute nominees or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please be advised that our Enforcement Division has access to all information provided in response to our comments. In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP